UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2

(Amendment No. ___________)*

Castlight Health, Inc.

(Name of Issuer)

Class B Common Stock, $0.0001 par value per share

(Title of Class of Securities)

14862Q100

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ] Rule 13d-1(b)

[    ] Rule 13d-1(c)

[ x ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 14862Q100                                  13G                   PAGE 1 OF 10 PAGES

1.

NAME OF REPORTING PERSONS

Oak Investment Partners XII, Limited Partnership

20-4960838

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [     ]

(b)  [ X ]

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY

EACH REPORTING PERSON WITH:

5.    SOLE VOTING POWER

11,942,744 Shares of Common Stock1

6.    SHARED VOTING POWER

0 Shares of Common Stock

7.    SOLE DISPOSITIVE POWER

11,942,744 Shares of Common Stock1

8.    SHARED DISPOSITIVE POWER

0 Shares of Common Stock

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,942,744 Shares of Common Stock1

10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: [    ]

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

28.0%

12.

TYPE OF REPORTING PERSON

PN

1 Represents 11,917,744 shares of Class A Common Stock convertible at any time into shares of Class B Common Stock plus options to acquire 25,000 shares of Class B Common Stock.

CUSIP NO. 14862Q100

                      13G                          PAGE 2 OF 10 PAGES

1.

NAME OF REPORTING PERSONS

Oak Associates XII, LLC

20-4961045

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [     ]

(b)  [ X ]

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY

EACH REPORTING PERSON WITH:

5.    SOLE VOTING POWER

0 Shares of Common Stock

6.    SHARED VOTING POWER

11,942,744 Shares of Common Stock2

7.    SOLE DISPOSITIVE POWER

0 Shares of Common Stock

8.    SHARED DISPOSITIVE POWER

11,942,744 Shares of Common Stock2

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,942,744 Shares of Common Stock2

10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: [    ]

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

28.0%

12.

TYPE OF REPORTING PERSON

OO-LLC

2 Represents 11,917,744 shares of Class A Common Stock convertible at any time into shares of Class B Common Stock plus options to acquire 25,000 shares of Class B Common Stock.

CUSIP NO. 14862Q100                               13G                                 PAGE 3 OF 10 PAGES

1.

NAME OF REPORTING PERSONS

Oak Management Corporation

06-0990851

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [     ]

(b)  [ X ]

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY

EACH REPORTING PERSON WITH:

5.    SOLE VOTING POWER

0 Shares of Common Stock

6.    SHARED VOTING POWER

11,942,744 Shares of Common Stock3

7.    SOLE DISPOSITIVE POWER

0 Shares of Common Stock

8.    SHARED DISPOSITIVE POWER

11,942,744 Shares of Common Stock3

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,942,744 Shares of Common Stock3

10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: [    ]

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

28.0%

12.

TYPE OF REPORTING PERSON

CO

3 Represents 11,917,744 shares of Class A Common Stock convertible at any time into shares of Class B Common Stock plus options to acquire 25,000 shares of Class B Common Stock.

CUSIP NO. 14862Q100                             13G                      PAGE 4 OF 10 PAGES

1.

NAME OF REPORTING PERSONS

Bandel L. Carano

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [     ]

(b)  [ X ]

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY

EACH REPORTING PERSON WITH:

5.    SOLE VOTING POWER

0 Shares of Common Stock

6.    SHARED VOTING POWER

11,942,744 Shares of Common Stock4

7.    SOLE DISPOSITIVE POWER

0 Shares of Common Stock

8.    SHARED DISPOSITIVE POWER

11,942,744 Shares of Common Stock4

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,942,744 Shares of Common Stock4

10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: [    ]

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

28.0%

12.

TYPE OF REPORTING PERSON

IN

4 Represents 11,917,744 shares of Class A Common Stock convertible at any time into shares of Class B Common Stock plus options to acquire 25,000 shares of Class B Common Stock.

CUSIP NO. 14862Q100                             13G                                 PAGE 5 OF 10 PAGES

1.

NAME OF REPORTING PERSONS

Edward F. Glassmeyer

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [     ]

(b)  [ X ]

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY

EACH REPORTING PERSON WITH:

5.    SOLE VOTING POWER

0 Shares of Common Stock

6.    SHARED VOTING POWER

11,942,744 Shares of Common Stock5

7.    SOLE DISPOSITIVE POWER

0 Shares of Common Stock

8.    SHARED DISPOSITIVE POWER

11,942,744 Shares of Common Stock5

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,942,744 Shares of Common Stock5

10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: [    ]

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

28.0%

12.

TYPE OF REPORTING PERSON

IN

5 Represents 11,917,744 shares of Class A Common Stock convertible at any time into shares of Class B Common Stock plus options to acquire 25,000 shares of Class B Common Stock.

CUSIP NO. 14862Q100                                13G                       PAGE 6 OF 10 PAGES

1.

NAME OF REPORTING PERSONS

Fredric W. Harman

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [     ]

(b)  [ X ]

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY

EACH REPORTING PERSON WITH:

5.    SOLE VOTING POWER

0 Shares of Common Stock

6.    SHARED VOTING POWER

11,942,744 Shares of Common Stock6

7.    SOLE DISPOSITIVE POWER

0 Shares of Common Stock

8.    SHARED DISPOSITIVE POWER

11,942,744 Shares of Common Stock6

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,942,744 Shares of Common Stock6

10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: [    ]

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

28.0%

12.

TYPE OF REPORTING PERSON

IN

6 Represents 11,917,744 shares of Class A Common Stock convertible at any time into shares of Class B Common Stock plus options to acquire 25,000 shares of Class B Common Stock.

CUSIP NO. 14862Q100                              13G                                PAGE 7 OF 10 PAGES

1.

NAME OF REPORTING PERSONS

Ann H. Lamont

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [     ]

(b)  [ X ]

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY

EACH REPORTING PERSON WITH:

5.    SOLE VOTING POWER

0 Shares of Common Stock

6.    SHARED VOTING POWER

11,942,744 Shares of Common Stock7

7.    SOLE DISPOSITIVE POWER

0 Shares of Common Stock

8.    SHARED DISPOSITIVE POWER

11,942,744 Shares of Common Stock7

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,942,744 Shares of Common Stock7

10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: [    ]

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

28.0%

12.

TYPE OF REPORTING PERSON

IN

7 Represents 11,917,744 shares of Class A Common Stock convertible at any time into shares of Class B Common Stock plus options to acquire 25,000 shares of Class B Common Stock.

CUSIP NO. 14862Q100                          13G

                                               PAGE 8 OF 10 PAGES

1.

NAME OF REPORTING PERSONS

Warren B. Riley

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [     ]

(b)  [ X ]

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY

EACH REPORTING PERSON WITH:

5.    SOLE VOTING POWER

0 Shares of Common Stock

6.    SHARED VOTING POWER

11,942,744 Shares of Common Stock8

7.    SOLE DISPOSITIVE POWER

0 Shares of Common Stock

8.    SHARED DISPOSITIVE POWER

11,942,744 Shares of Common Stock8

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,942,744 Shares of Common Stock8

10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: [    ]

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

28.0%

12.

TYPE OF REPORTING PERSON

IN

8 Represents 11,917,744 shares of Class A Common Stock convertible at any time into shares of Class B Common Stock plus options to acquire 25,000 shares of Class B Common Stock.

CUSIP NO. 14862Q100                                13G                                    PAGE 9 OF 10 PAGES

1.

NAME OF REPORTING PERSONS

Grace A. Ames

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [     ]

(b)  [ X ]

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY

EACH REPORTING PERSON WITH:

5.    SOLE VOTING POWER

0 Shares of Common Stock

6.    SHARED VOTING POWER

11,942,744 Shares of Common Stock9

7.    SOLE DISPOSITIVE POWER

0 Shares of Common Stock

8.    SHARED DISPOSITIVE POWER

11,942,744 Shares of Common Stock9

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,942,744 Shares of Common Stock9

10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: [    ]

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

28.0%

12.

TYPE OF REPORTING PERSON

IN

9 Represents 11,917,744 shares of Class A Common Stock convertible at any time into shares of Class B Common Stock plus options to acquire 25,000 shares of Class B Common Stock.

CUSIP NO. 14862Q100                              13G                                          PAGE 10 OF 10 PAGES

1.

NAME OF REPORTING PERSONS

Iftikar A. Ahmed

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [     ]

(b)  [ X ]

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY

EACH REPORTING PERSON WITH:

5.    SOLE VOTING POWER

0 Shares of Common Stock

6.    SHARED VOTING POWER

11,942,744 Shares of Common Stock10

7.    SOLE DISPOSITIVE POWER

0 Shares of Common Stock

8.    SHARED DISPOSITIVE POWER

11,942,744 Shares of Common Stock10

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,942,744 Shares of Common Stock10

10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: [    ]

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

28.0%

12.

TYPE OF REPORTING PERSON

IN

10 Represents 11,917,744 shares of Class A Common Stock convertible at any time into shares of Class B Common Stock plus options to acquire 25,000 shares of Class B Common Stock.

Item 1.

(a)

Name of Issuer:

Castlight Health, Inc.

(b)

Address of Issuer’s principal executive offices:

Two Rincon Center

121 Spear Street, Suite 300

San Francisco, CA 94105

Item 2.

(a)

Names of persons filing:

Oak Investment Partners XII, Limited Partnership (“Oak XII”)

Oak Associates XII, LLC (“Oak Associates XII”)

Oak Management Corporation (“Oak Management”)

Bandel L. Carano

Edward F. Glassmeyer

Fredric W. Harman

Ann H. Lamont

Warren B. Riley

Grace A. Ames

Ifitkar A. Ahmed

(b)

Address or principal business office or, if none, residence:

c/o Oak Management Corporation

901 Main Avenue, Suite 600

Norwalk, CT 06851

(c)

Citizenship:

Please refer to Item 4 on each cover sheet for each filing person.

(d)

Title of class of securities:

Class B Common Stock, $0.0001 par value per share (the “Class B Common Stock”)

(e)

CUSIP No.:

14862Q100

Item 3.

Statement filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c):

Not applicable

Item 4. Ownership

The information in Items 1 and 5 through 11 on the cover pages of this Schedule 13G is hereby incorporated by reference.

The approximate percentages of shares of Class B Common Stock reported as beneficially owned by the Reporting Persons are based upon approximately 30,705,200 shares of Class B Common Stock outstanding as of November 10, 2014, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2014, plus 11,917,744 shares of Class B Common Stock issuable upon conversion of shares of Class A Common Stock, $0.0001 par value per share (the “Class A Common Stock”), plus 25,000 shares of Class B Common Stock described below that are issuable upon exercise by the Reporting Persons of options to acquire Class B Common Stock.

Oak Associates XII is the general partner of Oak XII.  Oak Management is the manager of Oak XII.  Bandel L. Carano, Edward F. Glassmeyer, Fredric W. Harman, Ann H. Lamont, Warren B. Riley, Grace A. Ames and Iftikar A. Ahmed are the managing members of Oak Associates XII and, as such, may be deemed to possess shared beneficial ownership of the shares of common stock held by Oak XII.

Amounts shown as beneficially owned by each of Oak XII, Oak Associates XII, Oak Management, Bandel L. Carano, Edward F. Glassmeyer, Fredric W. Harman, Ann H. Lamont, Warren B. Riley, Grace A. Ames and Iftikar A. Ahmed include options to purchase 25,000 shares of Class B Common Stock which may be deemed to be held by Ann H. Lamont on behalf of Oak XII.

By making this filing, the Reporting Persons acknowledge that they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, in connection with the securities of the Issuer. Each Reporting Person disclaims the existence of a “group” and disclaims beneficial ownership of all shares of Common Stock or securities convertible into or exercisable for Common Stock other than any shares or other securities reported herein as being owned by it, him or her, as the case may be.

Item 5. Ownership of Five Percent (5%) or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent (5%) on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below, each of the undersigned certifies that, to the best of his or its individual knowledge and belief, the securities referred to above were (i) not acquired and held for the purpose, or with the effect, of changing or influencing the control of the issuer of the securities and (ii) not acquired and held in connection with, or as a participant in, any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such entity or individual is true, complete and correct.

Dated: February 12, 2015

Entities:

Oak Investment Partners XII, Limited Partnership

Oak Associates XII, LLC

Oak Management Corporation

By:

/s/ Edward F. Glassmeyer

Edward F. Glassmeyer, as

General Partner or Managing Member

or as attorney-in-fact for the

above-listed entities

Individuals:

Bandel L. Carano

Edward F. Glassmeyer

Fredric W. Harman

Ann H. Lamont

Warren B. Riley

Grace A. Ames

Iftikar A. Ahmed

By:

/s/ Edward F. Glassmeyer

Edward F. Glassmeyer,

individually and as

attorney-in-fact for the

above-listed individuals

INDEX TO EXHIBITS

EXHIBIT A

Joint Filing Agreement

EXHIBIT B

Power of Attorney

EXHIBIT A

Joint Filing Agreement

Each of the undersigned hereby agree to file jointly the statement on Schedule 13G to which this Agreement is attached and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning any other party unless such party knows or has reason to believe such information is inaccurate.

It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13G, and any amendments thereto, filed on behalf of each of the parties hereto with respect to the Issuer.

Dated: February 12, 2015

Entities:

Oak Investment Partners XII, Limited Partnership

Oak Associates XII, LLC

Oak Management Corporation

By:

/s/ Edward F. Glassmeyer

Edward F. Glassmeyer, as

General Partner or Managing Member

or as attorney-in-fact for the

above-listed entities

Individuals:

Bandel L. Carano

Edward F. Glassmeyer

Fredric W. Harman

Ann H. Lamont

Warren B. Riley

Grace A. Ames

Iftikar A. Ahmed

By:

/s/ Edward F. Glassmeyer

Edward F. Glassmeyer,

individually and as

attorney-in-fact for the

above-listed individuals

EXHIBIT B

Power of Attorney

The undersigned hereby make, constitute and appoint each of Edward F. Glassmeyer and Fredric W. Harman acting jointly or individually, with full power of substitution, the true and lawful attorney-in-fact for the undersigned, in the undersigned’s name, place and stead and on the undersigned’s behalf, to complete, execute and file with the United States Securities and Exchange Commission (the “Commission”), a statement on Schedule 13G and/or 13D with respect to the securities of Castlight Health, Inc., a Delaware corporation, and any and all amendments thereto pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, and any other forms, certificates, documents or instruments (including a Joint Filing Agreement) that the attorneys-in-fact (or either of them) deems necessary or appropriate in order to enable the undersigned to comply with the requirements of said Section 13(d) and said rules and regulations.

Dated: February 12, 2015

Oak Management Corporation By: /s/ Edward F. Glassmeyer Name: Edward F. Glassmeyer Title: President	Oak Investment Partners XII, Limited Partnership By: Oak Associates XII, LLC, its general partner By: /s/ Edward F. Glassmeyer Name: Edward F. Glassmeyer Title: Managing Member
Oak Associates XII, LLC By: /s/ Edward F. Glassmeyer Name: Edward F. Glassmeyer Title: Managing Member	/s/ Bandel L. Carano Bandel L. Carano
/s/ Edward F. Glassmeyer Edward F. Glassmeyer	/s/ Fredric W. Harman Fredric W. Harman
/s/ Ann H. Lamont Ann H. Lamont	/s/ Warren B. Riley Warren B. Riley
/s/ Grace A. Ames Grace A. Ames	/s/ Iftikar A. Ahmed Iftikar A. Ahmed